Exhibit 17.1

April 21, 2016

The Board of Directors
Seychelle Environmental Technologies, Inc.
Gentlemen:

Effective today, I am resigning as a Director from the Board of Directors at Seychelle Environmental Technologies, Inc.

Regards,

/s/ Elise Eggett
Elise Eggett